EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Six Months Ended June 30, 2009		For the Years Ended December 31,
			2008	2007	2006	2005	2004
Earnings Available for Fixed Charges:
(Loss) Income from continuing operations before income taxes	$(41,633)		$487,964	$703,398	$683,756	$652,049	$696,254
Add: Minority interest losses (income) in consolidated subsidiaries	59		262	255	271	142	(93)
Add:
Interest expense	33,406		81,944	70,974	79,853	76,490	77,764
Appropriate portion of rents (a)	16,889		29,833	28,245	25,724	20,475	18,831

Earnings available for fixed charges	$8,721		$600,003	$802,872	$789,604	$749,156	$792,756

Fixed Charges:
Interest expense	$33,406		$81,944	$70,974	$79,853	$76,490	$77,764
Appropriate portion of rents (a)	16,889		29,833	28,245	25,724	20,475	18,831

Fixed charges	$50,295		$111,777	$99,219	$105,577	$96,965	$96,595

Ratio of earnings to fixed charges	(b	)	5.37 X	8.09 X	7.48 X	7.73 X	8.21 X

(a)	Portion of rental expenses that is deemed representative of an interest factor, which is one-third of total rental expense.
(b)	Earnings for the six months ended June 30, 2009 were inadequate to cover fixed charges by approximately $42 million.